EPIC GLOBAL FRANCHISING, LLC

Unaudited Financial Statements For The Period Ended December 31, 2015

November 8, 2017

Jason M. Tyra
CPA PLLC

Independent Accountant's Review Report

To Management
Epic Global Franchising, LLC
Miami Beach, FL

We have reviewed the accompanying balance sheet of Epic Global Franchising, LLC as of December 31, 2015, and the related statements of income, retained earnings, and cash flows for the period then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objec- tive of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of my procedures provide a reasonable basis for our report.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Jason M. Tyra, CPA, PLLC
Dallas, TX
November 8, 2017

1700 Pacific Avenue, Suite 4710
Dallas, TX 75201
(P) 972-201-9008
(F) 972-201-9008
info@tyracpa.com
www.tyracpa.com

EPIC GLOBAL FRANCHISING, LLC
BALANCE SHEET
December 31, 2015

ASSETS

CURRENT ASSETS		
Cash	$	54,198
TOTAL CURRENT ASSETS		54,198
TOTAL ASSETS		54,198

LIABILITIES AND MEMBERS' EQUITY

MEMBERS' EQUITY		
Contributed Capital		54,198
Retained Earnings (Deficit)		-
TOTAL MEMBERS' EQUITY		54,198
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	54,198

Unaudited- See accompanying notes.

EPIC GLOBAL FRANCHISING, LLC INCOME STATEMENT
FOR THE PERIOD ENDED December 31, 2015

____

Operating Income	
Sales	$ -
Gross Profit	-
Operating Expense	-
Net Income from Operations	-
Net Income	$ -

EPIC GLOBAL FRANCHISING, LLC STATEMENT OF CASH FLOWS
FOR THE PERIOD ENDED December 31, 2015

____

Cash Flows From Operating Activities		
Net Income (Loss) For The Period	$	-
Cash Flows From Financing Activities		
Change in Contributed Capital		54,198
Net Cash Flows From Investing Activities		54,198
Cash at Beginning of Period		-
Net Increase (Decrease) In Cash		54,198
Cash at End of Period	$	54,198

NOTE A- ORGANIZATION AND NATURE OF ACTIVITIES

Epic Global Franchising, LLC ("the Company") was formed in the State of Florida in August of 2015. The principal purpose of the Company is to offer and sell franchises that provide a total body training program for individuals of any fitness level following the Epic Hybrid Training method(s).

The Company will conduct an equity crowdfund offering during the fourth quarter of calendar year 2017 for the purpose of raising operating capital. The Company's ability to continue as a going concern or to achieve management's objectives may be dependent on the outcome of the offering or management's other efforts to raise operating capital.

NOTE B- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Revenue

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred, or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured.

Advertising

The Company records advertising expenses in the year incurred.

Income Taxes

The Company is subject to tax filing requirements in the federal jurisdiction of the United States. The Company has elected partnership treatment for federal income tax purposes. All items of income and expense are passed to the members of the Company and reported on their individual returns.

NOTE C- LLC MEMBER LIABILITY

Epic Gobal Franchising, LLC is a limited liability company. As such, the financial liability of members of the Company is limited to each member's contribution of capital.

NOTE D- CONCENTRATIONS OF RISK

Financial instruments that potentially subject the Company to credit risk consist of cash and cash equivalents. The Company places its cash and cash equivalents with a limited number of high quality financial institutions and at times may exceed the amount of insurance provided on such deposits.

NOTE E- SUBSEQUENT EVENTS

Management considered events subsequent to the end of the period but before November 8, 2017, the date that the financial statements were available to be issued.